Back 2013-11-22, 12:34:11, EST

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Chase.G **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2367327		
Security designation	Common Shares		
Opening balance of securities held	20000		
Date of transaction	2013-11-20		
Nature of transaction	51 - Exercise of options		
Number or value of securities acquired	33241		
Unit price or exercise price		Currency	
Closing balance of securities held	53241	Insider's calculated balance	
Filing date/time	2013-11-22 12:34:08		
General remarks *(if necessary to describe the transaction)*	Common shares were acquired on the cashless exercise of stock options pursuant to the TransGlobe Energy Corporations' stock option plan		
Private remarks to securities regulatory authorities			

Back 2013-11-22, 12:31:27, EST

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Chase.G **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2367325		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	170200		
Date of transaction	2013-11-20		
Nature of transaction	51 - Exercise of options		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	59400		
Equivalent number or value of underlying securities disposed of	59400		
Unit price or exercise price	2.7800	Currency	Canadian Dollar
Conversion or Exercise price	2.7800	Currency	Canadian Dollar
Date of expiry or maturity	2013-11-27		
Closing balance of securities or contracts held	110800	Insider's calculated balance	
Filing date/time	2013-11-22 12:31:23		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities